FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [    ]        Form 40-F  [X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [ X ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: August 14, 2009	By:	/s/ Catherine Johnston
	Name:	Catherine Johnston
	Title:	Corporate Secretary and Legal Counsel

EXHIBIT INDEX

Exhibit	Description
1	Interim Report to Shareholders
Interim Report to Shareholders of Brookfield Asset Management Inc. for the quarter ended June 30, 2009

2	Certification of Chief Executive Officer pursuant to Canadian Law

3	Certification of Chief Financial Officer pursuant to Canadian Law